Exhibit 99.1

Tiziana Life Sciences plc

Distribution Dates for shares and ADRs in Accustem Sciences Limited

London, New York, 2 July 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that the Forms 20-F and F-6 filed by Accustem Sciences Limited with the SEC have been declared effective, enabling the completion of the in specie distribution and spin out of Accustem Sciences Limited. These documents together can be found at www.accustem.com

Times and dates for holders of Tiziana ordinary shares (traded on the London Stock Exchange)

The timetable for the holders of Tiziana ordinary shares (traded on the London Stock Exchange) held in CREST and Certificated form is as follows:

Demerger Record Time:	7:00 a.m. on 30 October 2020

Ex-entitlement date for Accustem Shares:	2 November 2020

CREST accounts credited with Accustem Shares:	8 July 2021*

Certificates for Accustem Shares for those shareholders holding their Tiziana Life Sciences plc in certificated form:	by 18 July 2021

* replacing allocation placeholders currently showing

Times and dates for holders of Tiziana ADSs (traded on the US Nasdaq Market)

The timetable for the holders of Tiziana ADSs (traded on the Nasdaq market) are subject to different corporate action timings and holders of the ADRs should also refer to the notice published today by JP Morgan, the ADR depositary bank which can be found at https://www.adr.com/drprofile/88875G101

Announcement Tiziana CUSIP: 88875G101

Corporate Action Type:	Spin Off with DR Distribution

Spin Off Issuer Name:	Accustem Sciences Limited

Spin Off DR CUSIP:	00442Y101

DR Distribution Rate:	1 new Accustem DR(s) issued for every 1 existing Tiziana DR held on DR Record Date

Tax Withholding Rate:	n/a

DR Record Date:	November 6, 2020

DR Payment Date:	July 14, 2021

DR Issuance and Cancellation Books close Date: October 28, 2020

DR Issuance and Cancellation Books reopen Date: July 19, 2021

Fees: Issuance fee: $nil per DR issued

The Issuer has announced a Spin Off Distribution in the local market. Existing Tiziana DRs will continue to be valid and will not have to be exchanged for new DRs.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
United States: Investors: Dave Gentry, CEO RedChip Companies Inc. 1-800-RED-CHIP (733-2447) or 407-491-4498 dave@redchip.com